1875 Lawrence Street, Suite 300 Denver, Colorado 80202-1805 Main (800) 955-9988 Fax (303) 534-5627

April 1, 2019

Via E-MAIL AND EDGAR

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re:	NAST Analysis for Proposed Reorganization of Cedar Ridge Unconstrained Credit Fund, a series of Investment Managers Series Trust II, into Shelton Tactical Credit Fund, an existing series of SCM Trust (File Nos. 333-176060 and 811-05617) (the “Registrant”).

Dear Mses. Lithotomos and Hamilton:

On behalf of the Registrant this letter provides a financial accounting and performance survivor analysis in respect of the proposed reorganization (the “Reorganization”) of the Cedar Ridge Unconstrained Credit Fund (the “CR Fund”, a series of Investment Managers Series Trust II (File Nos. 333-191476; 811-22894)) (“IMST II”) with and into the Shelton Tactical Credit Fund (“Shelton Fund”), a series of the Registrant. The combined entity following the Reorganization is referred to as the “Combined Fund”, and the CR Fund and the Shelton Fund together are referred to as the “Funds.” The prospectus/proxy registration statement of the Registrant on Form N-14 in respect of the Reorganization was filed with the SEC on April 1, 2019 (Accession No. 0001398344-19-005960) (the “Registration Statement”).

CCM Partners, LP, d/b/a Shelton Capital Management (“SCM”) acquired the investment advisory and mutual fund business of Cedar Ridge Partners, LLC (“CRP”), the former investment adviser to the CR Fund, in a transaction that closed on January 25, 2019 (the “Transaction”). In connection with the Transaction, the Board of Trustees of IMST II: 1) approved the appointment of Shelton Capital Management as the adviser to the CR Fund effective January 25, 2019, pursuant to a new investment advisory agreement; and 2) approved and recommended to shareholders of the CR Fund the Reorganization of the CR Fund into the Shelton Fund. The Board of Trustees of the Registrant also approved the Reorganization of the CR Fund into the Shelton Fund.

As a result of the Transaction, the entire four-person portfolio management team of CRP (the “PM Team”) became employees of SCM on January 25, 2019. The PM Team has continued to manage the CR Fund without interruption, and also assumed management of the Shelton Fund effective February 4, 2019, with the assistance of an existing portfolio manager of the Shelton Fund. The previous lead portfolio manager of the Shelton Fund left SCM effective January 25, 2019.

The Funds are both unconstrained “tactical” credit funds with wide latitude in their investments. In order to provide consistent disclosure reflecting the investment management approach of the PM Team, the prospectus of SCM Trust was supplemented on March 1, 2019 to revise the description of the investment management strategies and related risks to conform to those developed by the PM Team for the CR Fund.

* * * * *

The analysis below is based on guidance provided by the American Institute of Certified Public Accountants in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003 (the “Audit Guide”), regarding the surviving entity for financial reporting purposes, and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”), regarding accounting survivors, as well as on the guidance of the SEC Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. The Audit Guide states that although the legal survivor would normally be considered the accounting survivor of a fund reorganization, continuity and dominance in one or more of certain factors may lead to a determination that the target fund should be considered the accounting survivor. In the NAST Letter, the SEC Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the SEC Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The SEC Staff in the NAST Letter and the ICI White Paper generally identify the same factors that funds should compare in making this determination as those identified in the Audit Guide, and are referred to as the “NAST Analysis.”

The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting and performance surviving entity under the NAST Analysis:1

1. Portfolio Management: One of the primary factors in determining the accounting and performance survivor is the surviving management structure.

As described above, both Funds are currently advised by SCM by the same PM Team of four individuals who are former employees of CRP. Additionally, the Shelton Fund portfolio team includes an additional fifth portfolio manager from Shelton Capital Management. The PM Team has been managing the CR Fund since its inception on December 12, 2013, whereas it has only been managing the Shelton Fund since February 4, 2019. The prior lead portfolio manager of the Shelton Fund is no longer employed by SCM, and will have no role in managing the Combined Fund. This factor therefore favors determining the CR Fund to be the accounting and performance survivor, given the long continuity of management of the PM Team with that Fund, and its expected lead role in managing the Combined Fund.

1 The ICI White Paper states that “[t]he general criteria that are applied to determine the proper accounting surviving entity are outlined in the AICPA Accounting and Audit Guide for Investment Companies with Conforming changes as of May 1, 2003.”

2. Portfolio Composition: The Combined Fund will be managed in accordance with the investment strategies historically used for the CR Fund, and which as of March 1, 2019 also apply to the Shelton Fund. As a result of the substantially similar investment objectives of the Funds, it is expected that the Combined Fund’s portfolio securities will continue to include substantial overlap with those held currently by both Funds. However, the larger size of the CR Fund compared to the Shelton Fund (approximately $72 million versus $26 million, respectively, as of February 25, 2019), and its history of investment consistent with the current strategies of both Funds, effectively mean that the portion of the portfolio attributable to the predecessor CR Fund will experience less change in its composition over time.

The CR Fund maintains the longer continuous historical performance record reflecting the efforts of the PM Team (over five years versus several weeks), and the relevant historical accounting information to support that performance record.

For the foregoing reasons, this factor also favors the CR Fund as the accounting and performance survivor.

3. Investment Objectives, Policies and Restrictions: The investment objectives of the Funds are substantially similar, as described in the Registration Statement. The investment strategies used to seek those objectives are now identical, as noted above. Given the similarity of the investment objectives and that the Combined Fund will invest using an investment approach historically used by the CR Fund, this factor also favors the CR Fund as the accounting and performance survivor, notwithstanding the legal survivorship of the Shelton Fund.

4. Expense Structure: The net expenses of the Combined Fund will be the same as those currently experienced by shareholders of the CR Fund. The Shelton Fund currently has Total Annual Operating Expenses After Expense Reimbursement of 1.67% and 1.42%, respectively, for its Investor Class and Institutional Class shares, which are higher than the CR Fund’s current Total Annual Operating Expenses after Waiving Fees and/or Reimbursing Expenses of 1.64% and 1.39%, respectively for such shares (excluding dividend and interest expenses on short sales, acquired fund fees and expenses, and certain other expenses). Likewise, the advisory fee for the Shelton Fund (1.17%) is higher than that of the CR Fund (1.00%). However, SCM has undertaken in the Registration Statement to limit the Combined Fund’s Total Annual Operating Expenses after Waiving Fees and/or Reimbursing Expenses to those of the currently applicable to the CR Fund (i.e., 1.64% and 1.39%) for a period of two years following the Reorganization.

This factor therefore favors the CR Fund with respect to net expenses (after waivers) as the accounting and performance survivor, and favors the Shelton Fund with respect to advisory fees as the accounting and performance survivor.

5. Asset Sizes: As of February 25, 2019, the Shelton Fund had net assets of approximately $26 million, while the CR Fund had net assets of approximately $72 million. This factor therefore favors the CR Fund as the accounting and performance survivor.

Additional Factors

The ICI White Paper states that the age of the portfolios and the surviving fund’s board of directors/trustees are also items that figure in the determination of which portfolio’s historical performance and financial information will be carried into the surviving fund.

1.	Age of Funds: The CR Fund has been in existence for approximately a year longer than the Shelton Fund, with the Funds’ respective inception dates being December 12, 2013 and December 15, 2014. This factor therefore favors the CR Fund as the accounting and performance survivor.

2.	Board Composition: Before and after the Reorganization the Shelton Fund and the Combined Fund, respectively, will be overseen by the SCM Trust Board of Trustees, whereas the CR Fund currently is overseen by the IMST II Board of Trustees. This factor therefore favors the Shelton Fund in determining the accounting and performance survivor.

Conclusion

The Shelton Fund will be the legal survivor of the Reorganization. However, applying the NAST Analysis, five or six out of seven factors favor an approach where current and future shareholders of the Combined Fund would consider the CR Fund’s accounting and performance history more relevant to their investment decisions than those of the Shelton Fund. In particular: 1) the long continuity of the PM Team’s management of the CR Fund which will continue in the Combined Fund; 2) the relative size of the CR Fund which is nearly three times as large as the Shelton Fund; and 3) the resulting continuity of the portfolio investments of the CR Fund in light of the use of its historical investment strategies to manage the Combined Fund, all strongly argue in favor of the CR Fund being the accounting and performance survivor.

For these reasons, as well as the other considerations discussed above, the Registrant believes the CR Fund should be the accounting and performance survivor in the Reorganization.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Very truly yours,

/s/ Gregory T. Pusch

Gregory T. Pusch

General Counsel (Shelton Capital Management)

& CCO (SCM Trust and Shelton Capital Management)

Cc: Peter H. Schwartz, Esq. (Counsel to the Registrant)

Davis Graham & Stubbs LLP

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